# UNITED STATES

## SECURITIES AND EXCHANGE COMMISSION

### Washington, D.C. 20549

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## FORM 8-K
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### CURRENT REPORT

**Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934**

Date of Report:  October 2, 2006
Date of earliest event being reported:  September 14, 2006

### IPALCO ENTERPRISES, INC.
(Exact name of registrant as specified in its charter)

| Indiana | 1-8644 | 35-1575582 |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

One Monument Circle, Indianapolis, Indiana  46204
(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code:  (317) 261-8261

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]  Written communications pursuant to Rule 425 under the Securities Act  (17 CFR 230.425)
[ ]  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 8.01.  Other Events**

On September 27, 2006, the Indiana Finance Authority ("IFA") issued for the account of Indianapolis Power & Light Company ("IPL") $40,000,000 principal amount of 4.55% insured first mortgage bonds due 2024, the proceeds of which were loaned to IPL and are being held in escrow by the trustee to be used on December 1, 2006 to call at par $40,000,000 principal amount of 6-5/8% first mortgage bonds due 2024.  The direction to call was delivered to the trustee on September 28, 2006.   This financing activity will result in annual interest savings to IPL of approximately $830,000.  On September 27, 2006, the IFA also issued for the account of IPL $60,000,000 principal amount of insured first mortgage auction rate bonds due 2041, the proceeds of which were placed with the trustee to be made available to IPL as funds are spent on certain qualifying environmental facilities. The initial rate was set at 3.45%, and will be adjusted based upon a 7-day auction period beginning October 6, 2006 and every Monday thereafter (commencing October 16, 2006).

On September 14, 2006, IPL made a $37 million cash contribution to the Defined Benefit Pension Plan.

On September 29, 2006, IPL paid a dividend on its common stock in the amount of $31,125,000, and on September 21, 2006 declared a dividend on its common stock in the amount of $31,875,000, payable on November 15, 2006.

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### SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 2, 2006

IPALCO ENTERPRISES, INC.


By    /s/ Frank Marino
Name:  Frank Marino
Title:    Vice President and Chief Financial Officer